Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Jessica D. Burt, Esquire
Direct Dial - (202) 419-8409
jburt@stradley.com

1933 Act File No. 333-40455
1940 Act File No. 811-08495

February 23, 2017
VIA EDGAR

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Nationwide Mutual Funds ("Registrant")
File Nos. 333-40455 and 811-08495

Ladies and Gentlemen:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the "Commission") to the withdrawal of the post-effective amendment (the "Amendment") to the Registrant's registration statement on Form N-1A filed with EDGAR submission type 485BXT, which was accepted via the EDGAR system at 1:20 p.m. on February 23, 2017 (Accession No. 0001680359-17-000047).  The Amendment erroneously excluded certain series and class identifiers of the Registrant.  No securities were sold in connection with the offering.

Therefore, the Registrant respectfully requests the Commission's consent to the withdrawal of Registrant's Amendment (Accession No. 0001680359-17-000047) filed under the EDGAR submission type 485BXT.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

A Pennsylvania Limited Liability Partnership

cc:	Allan J. Oster, Esq.